October 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tracie Mariner
Vanessa Robertson
Jane Park
Irene Paik

Re:	NeuroSense Therapeutics Ltd. Registration Statement on Form F-1 Submitted August 10, 2021 CIK No. 0001875091

Ladies and Gentlemen:

On behalf of NeuroSense Therapeutics Ltd. (the “Company”), we are confidentially submitting this letter in response to a letter, dated October 1, 2021, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amended Confidential Draft Registration Statement on Form F-1 submitted to the Commission on September 21, 2021 (the “Draft Registration Statement”). The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Draft Registration Statement, and page references otherwise correspond to the page numbers in the Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending you supplementally the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 6, 2021

Amendment No. 1 to the Confidential Draft Registration Statement on Form F-1

Capitalization, page 55

1.	The total capitalization line item should not include cash. Please remove the amount of cash and cash equivalents from the total capitalization line item.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on page 55 of the Amended Draft Registration Statement in response to the Staff’s comment.

Dilution, page 56

2.	It appears that the net tangible book value per share should be $0.48 rather than $0.000475 based on 1,940,974 ordinary shares outstanding as of June 30, 2021. Please revise or advise to the appropriateness of your disclosure.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on page 56 of the Amended Draft Registration Statement in response to the Staff’s comment.

Business

Clinical Results - NST002 Phase IIa Trial in ALS, page 73

3.	We note your response to our prior comment 9 which includes the p-values in the table on page 75. Please expand your disclosure to discuss the p-values and statistical significance of the results from the PrimeC trial.

Response to Comment No. 3: The Company respectfully advises the Staff that it has revised the disclosure on page 75 of the Amended Draft Registration Statement in response to the Staff’s comment.

4.	We note your response to our prior comment 10. Please expand your disclosure on pages 75 and 76 to clarify the size of your clinical trial and the findings that support your conclusion that significant changes were observed relating to ALS-associated pathological markers, target engagement effect on ALS-related pathways and levels of TDP-43 following PrimeC treatment.

Response to Comment No. 4: The Company respectfully advises the Staff that it has revised the disclosure on pages 75 and 76 of the Amended Draft Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 6, 2021

Clinical Results - NST001 Phase I Trial in ALS, page 76

5.	We note your response to our prior comment 11. Please revise your disclosure further to discuss the timeline for the development of PrimeC, including an explanation of the simultaneous start of your Phase IIa NST002 and Phase I NST001 trials of PrimeC and pre-IND meeting with the FDA.

Response to Comment 5: The Company respectfully advises the Staff that it has revised the disclosure on page 76 of the Amended Draft Registration Statement in response to the Staff’s comment.

Preclinical Pipeline, page 76

6.	We note your response to our prior comment 12. Please revise the introductory language in this section to address your plans, if any, to discuss or meet with the FDA regarding approval of your trial design before moving into the clinical phase and initiate Phase I/II studies for your StabiliC and CogniC product candidates.

Response to Comment No. 6: The Company respectfully advises the Staff that it has revised the disclosure on page 77 of the Amended Draft Registration Statement in response to the Staff’s comment.

Notes to the Condensed Interim Financial Statements

Note 4 - Material Events During the Reporting Period, page F-30

7.	Please provide us with your analysis of how you concluded that a change of control event or an initial public offering is within the control of the Company under IAS 32.

Response to Comment No. 7:

The Company respectfully advises the Staff that in accordance with the analysis below, a change of control event or an initial public offering (“IPO”) is within the control of the Company under IAS 32.

Pursuant to the SAFE Agreements (as defined in the Amended Draft Registration Statement), in certain circumstances, the Company may be required to issue a variable number of its ordinary shares.

In this regards, IAS 32 dictates that if a non-derivative contract could obligate the issuer to settle in a variable number of its own equity instruments, then it would be classified as a financial liability. However, IAS 32.16(b)(i) states that in order for a non-derivative financial instrument to be classified as an equity instrument, it should include no contractual obligation for the entity to deliver a variable number of its equity instruments.

Pursuant to the SAFE Agreements, the Company could be obligated to issue a variable number of its own equity instruments under certain scenarios, among others, that might occur:

1.	Upon a “Change of Control” event, as defined in the SAFE agreements, according to which, a change of control could only occur if there were new ordinary shares issued by the Company or if a portion of the Company’s currently outstanding ordinary shares were transferred to one or more new shareholders and in the event the Company will sell all or substantially all of its assets; or

2.	Upon an IPO event.

The Company, with the assistance of its legal advisors, has examined whether a change of control or an IPO event is considered to be within the control of the Company (i.e., whether the Company could be obligated to issue a variable number of its ordinary shares as for either event, that is out of its control), as described below:

Under the Company’s Articles of Association (“AoA”), as well as under the Israeli law, any issuance of new ordinary shares requires approval from the Company’s board of directors. Likewise, under the Company’s AoA, any decision to go for an IPO process, requires the Company’s board approval. Article 7 of the Company’s AoA also requires the Company’s board approval for the transfer of any currently outstanding ordinary shares. Finally, the sale of all or substantially all of the Company’s assets also require the Company’s board approval according the Israeli law.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 6, 2021

Consistent with the analysis above, and since approval by the Company’s board of directors, which acts as a body as part of the Company's internal corporate governing processes, is required to effect either a change in control (as defined in the SAFE Agreements) or an IPO, the Company has determined that a change of control or an IPO is in the control of the Company. Accordingly, the SAFE instruments have been classified as equity under IAS 32.

*****

Please contact me at (212) 841-1108 or Sarah C. Griffiths at (212) 841-1013 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Brian K. Rosenzweig
Covington & Burling LLP

cc:	Alon Ben-Noon, NeuroSense Therapeutics Ltd.
Or Eisenberg, NeuroSense Therapeutics Ltd.
Sarah C. Griffiths, Covington & Burling LLP
Perry Wildes, Gross & Co.
Sarah E. Williams, Ellenoff Grossman & Schole LLP

Aaron M. Lampert, Goldfarb Seligman & Co.